[Luse Gorman Pomerenk & Schick, P.C. Letterhead]

(202) 274-2037	lspaccasi@luselaw.com

April 14, 2009

VIA EDGAR

Mr. David Lyon

Senior Financial Analysis

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	New England Bancshares, Inc.

Form S-4, filed March 24, 2009

File Number 333-158193

Dear Mr. Lyon:

On behalf of New England Bancshares, Inc. (the “Company”) and The Apple Valley Bank and Trust Company (“Apple Valley Bank”) and in accordance with Rule 101 of Regulation S-T, we are hereby transmitting Amendment No. 1 to the Company’s Registration Statement on Form S-4 (“Amendment No. 1”). In addition, set forth below in bold are the SEC staff’s comments from your comment letter dated April 8, 2009, followed by the responses of the Company and Apple Valley Bank. Amendment No. 1 has been marked to show changes from the Form S-4 as originally filed with the SEC on March 24, 2009 (the “Original Form S-4”). Please also note that the Agreement and Plan of Merger has been amended to respond to a comment by the Connecticut Department of Banking in its review of the application filed by New England Bancshares and Apple Valley Bank to approve the merger. The amendment appears on pages A-67 through A-68 of Amendment No. 1.

Additional Information, page i

1.	Please revise your disclosure regarding incorporation by reference to be correct. If you wish to incorporate Apple Valley Bank & Trust filings by reference they must be placed on the EDGAR system by including them in a filing by New England Bancshares.

There are no documents being incorporated by reference into the Form S-4. In response to the SEC staff’s comment, the disclosure relating to incorporation by reference under the heading “Additional Information” on page i of the Original Form S-4 has been deleted. We also note that financial statements for Apple Valley Bank have been added to Amendment No. 1 as pages F-42 through F-62.

Mr. David Lyon

April 14, 2009

In addition, in response to a comment from the staff of the Federal Deposit Insurance Corporation (“FDIC”), Apple Valley Bank’s primary federal regulator, the disclosure regarding how to obtain copies of Apple Valley Bank’s filings with the FDIC on page 132 under the heading “Where You Can Find More Information” has been amended.

Summary, page 5

2.	Given the current operating environment for financial companies and the performance of your companies, please provide a recent developments subsection to address any new, material information regarding operations for both companies since December 31, 2008. Please include March 31 capsule information, if available, together with appropriate textual discussion of your results. Note also for your risk factors section.

Capsule information regarding the Company’s financial condition and results of operations at and for the year ended March 31, 2009 is not yet available. In response to the staff’s comment, the Company has added a recent developments subsection on page 87 of the proxy statement/prospectus included in Amendment No. 1. The recent developments subsection provides information relating to one lending relationship that was classified and placed on non accrual status during the three months ended March 31, 2009. Other than the developments regarding such lending relationship as disclosed in the Company’s recent developments subsection and elsewhere in the Form S-4, the Company is not aware of any material changes to its financial condition and results of operations as of March 31, 2009. The disclosure provided in the recent developments section has also been added to page 91, under the discussion of non performing loans as of December 31, 2008.

The Company has been informed by Apple Valley Bank that capsule information regarding Apple Valley Bank’s financial condition and results of operations at and for the quarter ended March 31, 2009 is not yet available. In response to the staff’s comment, Apple Valley Bank has added a recent developments subsection on page 130 of the proxy statement/prospectus included in Amendment No. 1, and provided additional disclosure on page 118 regarding regulation of Apple Valley Bank by the FDIC. Apple Valley Bank has informed the Company that, other than as disclosed in the Apple Valley Bank recent developments subsection and elsewhere in the Form S-4, Apple Valley Bank is not aware of any material changes to its financial condition and results of operations as of March 31, 2009.

*            *            *            *

Mr. David Lyon

April 14, 2009

We trust that the above information is responsive to the staff’s comments. Please direct any additional comments or questions to the undersigned.

Sincerely,

/s/ Lawrence M.F. Spaccasi
Lawrence M.F. Spaccasi

Enclosure

cc:	David J. O’Connor, New England Bancshares, Inc.

President and Chief Executive Officer

Maureen Frank, The Apple Valley Bank and Trust Company

President

Edward J. Samorajczyk, Robinson & Cole LLP